UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
_______________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-15170

GSK 401(k) Plan
GlaxoSmithKline LLC
FMC Tower at Cira Centre South
2929 Walnut Street, Suite 1700
Philadelphia, PA  19104

(Full Title of Plan and Address of Plan, if Different from that of Issuer Named Below)

GSK plc
79 New Oxford Street
London, United Kingdom, WC1A 1DG
(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

SIGNATURES

GSK 401(k) Plan

By: /s/ Maureen Epstein
Maureen Epstein
US Rewards and Benefit Director

Date: June 17, 2026

SIGNATURES The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized. GSK 401(k) Plan Date: June 17, 2026

GSK 401(k) Plan Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025 and Supplemental Schedule as of December 31, 2025

Page(s) Report of Independent Registered Public Accounting Firm 1-2 Financial Statements Statements of Net Assets Available for Benefits As of December 31, 2025 and 2024... 3 Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2025 ... 4 Notes to Financial Statements As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025 5-15 Supplemental Schedule* Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2025... 16-18 *Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Plan Participants and Plan Administrator of GSK 401(k) Plan Opinion on the Financial Statements We have audited the accompanying statements of net assets available for benefits of GSK 401(k) Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Report on Supplemental Schedule The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole. /s/ DELOITTE & TOUCHE LLP Philadelphia, Pennsylvania June 10, 2026 We have served as the auditor of the Plan since 2019. 2
GSK 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
Assets
Investments at fair value	$9,646,063,039	$8,459,934,366
Fully benefit responsive investment contracts at contract value	270,887,025	275,981,083
Total investments	9,916,950,064	8,735,915,449
Receivables
Employer contributions	15,654,271	15,512,210
Participant contributions	8,539,294	8,135,853
Dividends and interest	6,283,392	4,908,032
Receivables for securities sold	1,834,683	—
Participant loans receivable	28,596,252	27,699,125
Total receivables	60,907,892	56,255,220
Total assets	9,977,857,956	8,792,170,669
Liabilities
Accrued investment management fees	1,450,352	1,099,190
Payables for securities purchased	1,066,038	14,455
Total liabilities	2,516,390	1,113,645

Net assets available for benefits	$9,975,341,566	$8,791,057,024
The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

2025
Additions to net assets attributed to
Investment income
Interest income	$8,131,007
Dividend income	44,271,375
Net appreciation in fair value of investments	1,460,279,055
Total investment income	1,512,681,437
Contributions
Rollover	37,538,469
Participant	209,613,994
Employer	256,554,269
Total contributions	503,706,732
Total additions	2,016,388,169
Deductions from net assets attributed to
Benefits paid to participants	823,948,086
Administrative expenses and investment management fees	8,155,541
Total deductions	832,103,627
Net increase in net assets	1,184,284,542

Net assets available for benefits
Beginning of year	8,791,057,024
End of year	$9,975,341,566

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

1.Description of the Plan
The following description of the GSK 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document or the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (“GSK” or the “Company”). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation. Participants who have attained age 50 before the end of the Plan’s year are also eligible to make catch-up contributions. Participants may also contribute amounts, representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.
Effective January 1, 2021, the Company makes contributions to the accounts of employees with one hour of credited service. The Company makes contributions to the accounts of employees in two ways. GSK will match up to 100% of the first 4% of the employee’s combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee’s eligible compensation as defined by the Plan. Additionally, the Company provides for GSK core contributions of 7% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.
During 2025 the total amount of the employee and employer contributions was $503,706,732 which includes rollover contributions of $37,538,469.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant’s relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GSK Stock Fund (the “GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account. The Plan’s investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK ADRs. Each ADR represents two ordinary shares of GSK plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Investment Management (SSIM) for liquidity.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Nonparticipant-Directed Investments
If a participant does not designate an investment direction, their future contributions and earnings will be invested in the age-appropriate Vanguard Target Retirement Trust Select fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.
Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.
Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $7,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two ordinary shares of GSK plc. Participants with balances greater than $1,000 but less than $7,000 may have the value of their account rolled over to an Individual Retirement Account (IRA) or Roth IRA in their name with Merrill Lynch Wealth Management, and invested in an interest-bearing cash account.

If the account balance is greater than $7,000, participants have the option of electing (1) up to four partial distributions each year from their account balance; (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. Required minimum distributions begin at age 73.

During employment, participants may withdraw participant rollover contributions, Roth rollover contributions, after-tax contributions, after-tax earnings and prior employer contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the participant loans receivable. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.
The loans are collateralized by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan’s administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one-time loan processing fee of $50.
Loans outstanding at December 31, 2025 have interest rates ranging from 4.25% to 9.5% with maturity dates from 2026 to 2042. Loans outstanding at December 31, 2024 had interest rates ranging from 4.25% to 9.5% with maturity dates from 2025 to 2044. Loan maturities beyond 15 years relate to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013, Novartis Corporation Investment Savings Plan in 2016, the Tesaro Plan in 2020 and the Affinivax Plan in 2023.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Participant loans receivable are valued at unpaid principal plus accrued interest, but not paid interest, which approximates fair value. Participant loans are also considered party-in-interest transactions.
Administrative Expenses
Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Investment Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other investment management fees are deducted from the respective fund investment returns. Those participants who elect to use Alight Financial Advisors (AFA) Professional Management to manage their 401(k) investments pay a monthly fee in arrears to AFA for this service which are deducted from participant accounts. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company.
In addition to the Administrative Expenses and Investment Management Fees borne by Plan participants, during the year ended December 31, 2025 the Company paid administrative expenses of $2,364,982 on behalf of the Plan. This includes the amount of $391,506 for custody fees and $45,473 for benefits processing paid to State Street Bank and Trust Company, the Trustee and custodian for GSK 401(k) Plan.
2.Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. Plan management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.
The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies as of December 31, 2025 and 2024.
•Common stock: valued at the closing price reported on the active market on which the individual security is traded.
•Common collective trust and collective investment trust funds: valued at the net asset value of units of a collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

•Money market fund and mutual funds: valued at the daily closing price as reported by the fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.
The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan provides participants various investment options, some of which are separately managed accounts. Separately managed accounts represent a portfolio of individual securities that are managed by professional investment managers appointed by Plan management. Unlike a mutual fund or common collective trust fund, the Plan directly owns the individual underlying securities instead of pooling the assets with other investors. The individual assets of separately managed accounts are held in the name of the Plan and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, line 4i:
• GSK Stock Fund
• Dodge & Cox Large Cap US Equity Fund
The underlying of the separately managed accounts represent common stocks and money market funds as described above and disclosed in Note 4.
The Plan also offers a separately managed Stable Value Fund (SVF) investment option which includes fully benefit responsive synthetic Guaranteed Investment Contracts (GICs). The underlying synthetic GICs are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
The SVF invests in synthetic GICs and a diversified portfolio of high-quality fixed income securities including money market funds, limited partnership funds, and common collective trust funds. The synthetic GICs issued by insurance companies and other financial institutions are designed to help preserve principal and provide a stable crediting rate. The crediting rate for synthetic GICs is based on a formula agreed upon with the issuer in the contract and is guaranteed by the issuer not to fall below zero. These contracts also provide that participant-initiated withdrawals, permitted by the Plan, will be paid at contract value. A wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the investment contract include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.
The underlying investments of the synthetic contracts are listed individually on Form 5500, Schedule H, line 4i. See Note 3 for further information on the synthetic GICs.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.
Benefits Paid to Participants
Benefits paid to participants from participants’ accounts are recorded when paid.
3.Synthetic Guaranteed Investment Contracts
The Plan provides participants a self-managed SVF investment option. The Plan owns 100% of the underlying assets of the SVF, which includes fully benefit-responsive synthetic GICs, a bank common collective trust and a money market fund. The synthetic GICs are at contract value and the common collective trust fund and money market fund are at fair value as disclosed in the Investment Valuation section of Note 2.
Synthetic GICs are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic GICs are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.
Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the SVF, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (IRC) or the failure of the Plan to be tax-exempt under Section 501(a) of the IRC or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or “change in control” as defined in the contract) of the investment adviser without the issuer’s consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract, (4) a material amendment to the agreements without consent of the issuer, (5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.
Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan’s synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.
There are three synthetic GICs included in the Plan. These are provided by The Prudential Insurance Company of America, Metropolitan Tower Life Insurance Company, and Voya Financial.
4.Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Common stock	$886,114,575	$–	$–	$886,114,575
Money market fund	24,377,191	–	–	24,377,191
Mutual funds	271,366,122	–	–	271,366,122
	1,181,857,888	–	–	1,181,857,888
Investments measured at net asset
value as a practical expedient (a)	—	–	–	8,464,205,151
	$1,181,857,888	$–	$–	$9,646,063,039

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Common stock	$765,949,371	$–	$–	$765,949,371
Money market fund	15,180,388	–	–	15,180,388
Mutual funds	211,202,196	–	–	211,202,196
	992,331,955	–	–	992,331,955
Investments measured at net asset
value as a practical expedient (a)	—	–	–	7,467,602,411
	$992,331,955	$–	$–	$8,459,934,366

(a) Certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2025 and 2024, respectively.

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street Investment Management Funds	$5,304,110,337	n/a	Daily
8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSIM requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSIM in its sole discretion.

Vanguard Target Retirement Trust Select	2,404,859,784	n/a	Daily subject to frequent trading provisions	12 months
BlackRock Russell 2500 Alpha Tilts – Fund F	397,921,908	n/a	Daily	T-2 by 11:30AM ET
MetWest Total Return Bond Fund (CIT) Class C	100,890,239	n/a	Daily	If a plan’s redemption is for more than 20% of their assets in the fund then the notice period is 5 business days.Advance notice is not required for redemptions that are less than 20% of their assets
BlackRock Government Short Term Investment Fund	256,422,883	n/a	Daily
There are no restrictions for participants to trade commingled trust funds. Consistent with DC industry standards, the collective funds offer daily liquidity with same-day notification. Regarding plan-level liquidity, we offer daily liquidity but, as a courtesy, we request advance notice prior to large Plan-level redemptions. More specifically, the standard for DC participant directed activity is to receive orders on T+1 (the business day following trade date), providing the unit value of T (trade date), with settlement on T+1. These orders are typically received via the plan’s intermediaries (e.g., recordkeeper, trustee, etc.). BlackRock Trust Company maintains trading agreements with these intermediaries that establishes T+1 notification deadlines and proper internal controls and procedures. In the event of Plan (non-participant) directed activity, into or out of the commingled trust funds, BlackRock requests the Plan trustee to provide thirty (30) days advance notification in order to allow for coordination of order placement, trading, and specification of settlement dates.

Total December 31, 2025	$8,464,205,151

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street Global Advisors Funds	$4,639,674,999	n/a	Daily
8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

Vanguard Target Retirement Trust Select	2,138,206,463	n/a	Daily subject to frequent trading provisions	12 months
BlackRock Russell 2500 Alpha Tilts – Fund F	383,570,698	n/a	Daily	T-2 by 11:30AM ET
MetWest Total Return Bond Fund (CIT) Class C	79,567,717	n/a	Daily	If a plan’s redemption is for more than 20% of their assets in the fund then the notice period is 5 business days.Advance notice is not required for redemptions that are less than 20% of their assets
BlackRock Government Short Term Investment Fund	226,582,534	n/a	Daily
There are no restrictions for participants to trade commingled trust funds. Consistent with DC industry standards, the collective funds offer daily liquidity with same-day notification. Regarding plan-level liquidity, we offer daily liquidity but, as a courtesy, we request advance notice prior to large Plan-level redemptions. More specifically, the standard for DC participant directed activity is to receive orders on T+1 (the business day following trade date), providing the unit value of T (trade date), with settlement on T+1. These orders are typically received via the plan’s intermediaries (e.g., recordkeeper, trustee, etc.). BlackRock Trust Company maintains trading agreements with these intermediaries that establishes T+1 notification deadlines and proper internal controls and procedures. In the event of Plan (non-participant) directed activity, into or out of the commingled trust funds, BlackRock requests the Plan trustee to provide thirty (30) days advance notification in order to allow for coordination of order placement, trading, and specification of settlement dates.

Total December 31, 2024	$7,467,602,411

*State Street Global Advisor Funds includes 4 funds (for 2025, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section).

***Vanguard Target Retirement Trust Select includes 12 funds (for 2025, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section).

5.Related Party and Party in Interest Transactions
Certain Plan investments are common collective trust funds and mutual funds managed by SSIM, an investment management division of the Trustee and custodian of the Plan, and therefore related transactions and expenses qualify as party-in-interest transactions.
During the year ended December 31, 2025, the Plan purchased $71,174,771 and sold $103,244,193 of the GSK Stock Fund, which included purchases of $19,079,463 and sales of $51,235,141 of GSK ADRs and received GSK ADRs dividends of $10,887,291.
During the year ended December 31, 2025, Dodge & Cox Large Cap US Equity purchased $221,656,137 and sold $236,214,701 of various equities on behalf of the Plan, which included purchases of $2,065,163 and sales of $2,461,651 of GSK ADRs and received GSK ADRs dividends of $460,717. Fees paid by the Plan to Dodge & Cox Large Cap US Equity for investment management services were $2,351,784 for 2025.
The stable value fund is a customized separately managed fund held by Goldman Sachs, therefore, transactions with Goldman Sachs qualify as party-in-interest transactions. Fees paid by the Plan to Goldman Sachs for investment management services were $329,609 for 2025.
The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

6.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7.Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
8.Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to Form 5500:

	2025	2024

Net assets available for benefits per the financial statements	$9,975,341,566	$8,791,057,024
Amounts allocated to withdrawing participants	(2,350,926)	(290,735)
Deemed distributions adjustment	(142,688)	(179,644)
Net assets available for benefits per Form 5500, Schedule H	$9,972,847,952	$8,790,586,645

The following is a reconciliation the change in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2025:

2025

Net increase in net assets available for benefits per financial statements	$1,184,284,542
Amounts allocated to withdrawing participants in 2025	(2,350,926)
Amounts allocated to withdrawing participants in 2024	290,735
Current year deemed distributions	(142,688)
Prior year deemed distributions	179,644

Net increase in net assets available for benefits per Form 5500, Schedule H	$1,182,261,307

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2025 to Form 5500:

2025

Benefits paid to participants per the financial statements	$823,948,086
Amounts allocated to withdrawing participants at December 31, 2025	2,350,926
Amounts allocated to withdrawing participants at December 31, 2024	(290,735)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$826,008,277

9.Risks and Uncertainties
The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Included in investments at December 31, 2025 and 2024, are shares of GSK’s common stock with an aggregate value of $311,727,076 and $239,533,600 respectively. This investment represents 3.12 percent and 2.72 percent of net assets available for benefits at December 31, 2025 and 2024, respectively. A change in the market value of GSK’s stock would affect the net assets available for benefits.
As of December 31, 2025 and 2024, the following investments represent 5.0 percent or more of the net assets available for benefits:
2025

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$2,996,695,194
SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	998,776,049
State Street US Extended Market Index Non-Lending Series Fund (Class C)	731,042,921
State Street US Bond Index Non-Lending Series Fund (Class A)	577,596,173
2024

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$2,710,407,194
SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	763,615,692
State Street US Extended Market Index Non-Lending Series Fund (Class C)	681,273,387
State Street US Bond Index Non-Lending Series Fund (Class A)	484,378,726
There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31, 2025 and 2024.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

10.Subsequent Events
On March 31, 2026, Samsung Biologics completed the acquisition of GSK’s Rockville, Maryland manufacturing facility. Approximately 500 employees were terminated by GSK on March 30, 2026 and retained by Samsung Biologics effective March 31, 2026.
Subsequent events were evaluated through June 10, 2026, the date the financial statements were issued.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Plan Number (PN): 002 EIN: 23-1099050

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date,Rate of Interest, Collateral,Par or Maturity Value	Cost	Fair Value
	T Rowe Price Blue Chip Growth Fund I	Mutual fund	**	$182,469,929.00
	American Funds Europacific Growth– Class R6	Mutual fund	**	88,896,193
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Money market fund	***	24,377,191
				295,743,313
	BlackRock Government Short Term Investment Fund	Common collective trust		256,422,883
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	2,996,695,194
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	577,596,173
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	731,042,921
*	SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	Common collective trust	**	998,776,049
	MetWest Total Return Bond Fund (CIT) Class C	Collective investment trust	**	100,890,239
	BlackRock Russell 2500 Alpha Tilts – Fund F	Common collective trust	**	397,921,908
	Vanguard Target Retirement Income Trust Select	Common collective trust	**	80,497,434
	Vanguard Target Retirement 2020 Trust Select	Common collective trust	**	105,979,815
	Vanguard Target Retirement 2025 Trust Select	Common collective trust	**	196,485,891
	Vanguard Target Retirement 2030 Trust Select	Common collective trust	**	399,259,026
	Vanguard Target Retirement 2035 Trust Select	Common collective trust	**	334,894,763
	Vanguard Target Retirement 2040 Trust Select	Common collective trust	**	399,866,354
	Vanguard Target Retirement 2045 Trust Select	Common collective trust	**	308,530,539
	Vanguard Target Retirement 2050 Trust Select	Common collective trust	**	231,187,933
	Vanguard Target Retirement 2055 Trust Select	Common collective trust	**	177,266,837
	Vanguard Target Retirement 2060 Trust Select	Common collective trust	**	123,865,341
	Vanguard Target Retirement 2065 Trust Select	Common collective trust	**	38,571,014
	Vanguard Target Retirement 2070 Trust Select	Common collective trust	**	8,454,837
				8,464,205,151

	ADOBE INC	Common stock	**	2,834,919
	AEGON LTD NY REG SHR	Common stock	**	2,484,933
	AIR PRODUCTS + CHEMICALS INC	Common stock	**	7,558,812
	ALNYLAM PHARMACEUTICALS INC	Common stock	**	2,306,370
	ALPHABET INC CL A	Common stock	**	15,900,400
	ALPHABET INC CL C	Common stock	**	10,731,960
	AMAZON.COM INC	Common stock	**	13,987,692
	AMERICAN ELECTRIC POWER	Common stock	**	3,240,211
	ANHEUSER BUSCH INBEV SPN ADR	Common stock	**	7,934,556
	AON PLC CLASS A	Common stock	**	6,387,128
	ARCHER DANIELS MIDLAND CO	Common stock	**	3,092,962
	ARTHUR J GALLAGHER + CO	Common stock	**	595,217
	AVANTOR INC	Common stock	**	4,189,776
	BAKER HUGHES CO	Common stock	**	6,899,310
	BANK OF NEW YORK MELLON CORP	Common stock	**	11,028,550
	BAXTER INTERNATIONAL INC	Common stock	**	3,713,073
	BIOMARIN PHARMACEUTICAL INC	Common stock	**	3,120,075
	BOOKING HOLDINGS INC	Common stock	**	9,398,605
	BRISTOL MYERS SQUIBB CO	Common stock	**	1,224,438
	BROOKFIELD CORP	Common stock	**	4,584,411
	CAPITAL ONE FINANCIAL CORP	Common stock	**	7,997,880
	CARRIER GLOBAL CORP	Common stock	**	2,694,840
	CELANESE CORP	Common stock	**	2,088,632
	CHARTER COMMUNICATIONS INC A	Common stock	**	9,936,500
	COGNIZANT TECH SOLUTIONS A	Common stock	**	4,946,800
	COMCAST CORP CLASS A	Common stock	**	11,292,442
	CONOCOPHILLIPS	Common stock	**	3,501,014

	CVS HEALTH CORP	Common stock	**	$16,514,609.00
	DOMINION ENERGY INC	Common stock	**	4,652,046
	ELANCO ANIMAL HEALTH INC	Common stock	**	6,277,562
	FEDEX CORP	Common stock	**	15,511,782
	FIDELITY NATIONAL INFO SERV	Common stock	**	10,746,582
	FIRST CITIZENS BCSHS CL A	Common stock	**	429,236
	FISERV INC	Common stock	**	10,538,973
	FORTIVE CORP	Common stock	**	9,799,775
	FOX CORP CLASS A	Common stock	**	1,519,856
	FOX CORP CLASS B	Common stock	**	3,246,500
	GAMING AND LEISURE PROPERTIE	Common stock	**	2,462,419
	GE HEALTHCARE TECHNOLOGY	Common stock	**	8,398,848
	GENERAL ELECTRIC	Common stock	**	5,174,904
	GILEAD SCIENCES INC	Common stock	**	11,733,944
*	GOLDMAN SACHS GROUP INC	Common stock	**	5,274,000
*	GSK PLC SPON ADR	Common stock	**	311,727,076
	HALEON PLC ADR	Common stock	**	5,409,801
	HP INC	Common stock	**	2,976,608
	HUMANA INC	Common stock	**	9,707,327
	IDEX CORP	Common stock	**	729,549
	INCYTE CORP	Common stock	**	4,365,634
	INTL FLAVORS + FRAGRANCES	Common stock	**	5,815,757
	JOHNSON CONTROLS INTERNATION	Common stock	**	20,165,900
	LPL FINANCIAL HOLDINGS INC	Common stock	**	4,643,210
	LYONDELLBASELL INDU CL A	Common stock	**	2,468,100
	MEDTRONIC PLC	Common stock	**	2,776,134
	META PLATFORMS INC CLASS A	Common stock	**	11,221,530
	METLIFE INC	Common stock	**	15,187,956
	MICROCHIP TECHNOLOGY INC	Common stock	**	1,280,772
	MICROSOFT CORP	Common stock	**	15,185,668
	MOLSON COORS BEVERAGE CO B	Common stock	**	3,276,936
	NEUROCRINE BIOSCIENCES INC	Common stock	**	3,049,345
	NEWS CORP CLASS A	Common stock	**	1,413,092
	NORFOLK SOUTHERN CORP	Common stock	**	11,346,696
	NOVARTIS AG SPONSORED ADR	Common stock	**	4,687,580
	OCCIDENTAL PETROLEUM CORP	Common stock	**	11,061,280
	RALLIANT CORP	Common stock	**	2,260,404
	REGENERON PHARMACEUTICALS	Common stock	**	11,578,050
	ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	4,311,252
	RTX CORP	Common stock	**	25,419,240
	SANOFI ADR	Common stock	**	10,215,327
	SBA COMMUNICATIONS CORP	Common stock	**	7,369,683
	SCHWAB (CHARLES) CORP	Common stock	**	25,806,753
	STATE STREET CORP	Common stock	**	2,360,883
	SUN COMMUNITIES INC	Common stock	**	6,728,313
	T MOBILE US INC	Common stock	**	4,669,920
	TE CONNECTIVITY PLC	Common stock	**	9,327,910
	TELEDYNE TECHNOLOGIES INC	Common stock	**	3,319,745
	THE CIGNA GROUP	Common stock	**	10,073,420
	TRANSUNION	Common stock	**	2,598,225
	UNITEDHEALTH GROUP INC	Common stock	**	10,200,399
	VF CORP	Common stock	**	2,444,416
	WELLS FARGO + CO	Common stock	**	10,764,600
	WILLIS TOWERS WATSON PLC	Common stock	**	5,356,646
	ZIMMER BIOMET HOLDINGS INC	Common stock	**	6,860,896
				886,114,575

*	Synthetic GICs

*	Metropolitan Tower Life
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	$56,533,311.00
	Term Fund 2024	Limited Partnership Fund	***	637,373
	Term Fund 2025	Limited Partnership Fund	***	7,202,158
	Term Fund 2026	Limited Partnership Fund	***	7,345,071
	Term Fund 2027	Limited Partnership Fund	***	7,810,020
	Term Fund 2028	Limited Partnership Fund	***	5,598,257
	Metropolitan Tower Life Wrapper Contract	Wrapper Contract	***	4,460,067
	Metropolitan Tower Life 39865 Total			89,586,257

*	Prudential
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	58,015,786
	Term Fund 2024	Limited Partnership Fund	***	625,453
	Term Fund 2025	Limited Partnership Fund	***	7,150,257
	Term Fund 2026	Limited Partnership Fund	***	7,177,932
	Term Fund 2027	Limited Partnership Fund	***	7,615,295
	Term Fund 2028	Limited Partnership Fund	***	5,491,344
	Prudential Wrapper Contract	Wrapper Contract	***	4,494,517
	Prudential GA-62257 Total			90,570,584

*	Voya Financial
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	57,676,368
	Term Fund 2024	Limited Partnership Fund	***	636,914
	Term Fund 2025	Limited Partnership Fund	***	7,223,347
	Term Fund 2026	Limited Partnership Fund	***	7,242,417
	Term Fund 2027	Limited Partnership Fund	***	7,790,573
	Term Fund 2028	Limited Partnership Fund	***	5,593,566
	Voya Financial Wrapper Contract	Wrapper Contract	***	4,566,999
	Voya Financial 60545 Total			90,730,184

		Synthetic GICs Total	***	270,887,025

		Total Investments		9,916,950,064
*	Participant loans (interest rate 4.25%-9.5%;
	maturity 2026-2042)	Participant loans	**	28,453,564

*    Denotes a party-in-interest.
**    Historical cost information is not required for participant directed investments.
***    Investments are part of the Stable Value Fund. $7,649,460 of the State Street Institutional Treasury Money Market Fund is attributable to the Stable Value Fund.

EXHIBITS

Exhibit
Number Description of Exhibit

23.1 Consent Deloitte & Touche LLP Independent Registered Public Accounting Firm